EXHIBIT 12.1

DUQUESNE LIGHT HOLDINGS AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Six Months Ended June 30,	Year Ended December 31,
	2004	2003	2002	2001		2000	1999
Fixed Charges:
Interest on long-term debt	$25.9	$53.1	$55.3	$62.3		$73.6	$79.4
Other interest	1.5	12.3	13.3	25.6		35.0	26.9
Portion of lease payments representing an interest factor	2.1	4.9	3.2	3.1		6.8	43.0
Dividend requirement (a)	2.6	9.5	15.8	16.0		14.1	14.7

Total Fixed Charges	$32.1	$79.8	$87.6	$107.0		$129.5	$164.0

Earnings:
Income (loss) from continuing operations	$44.7	$93.2	$26.7	$(44.5)		$145.3	$189.3
Income tax expense (benefit)	7.2	17.7	(11.6)	(77.4)		25.0	70.5
Fixed charges as above	32.1	79.8	87.6	107.0		129.5	164.0

Total Earnings	$84.0	$190.7	$102.7	$(14.9)		$299.8	$423.8

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	2.62	2.39	1.17	(0.14	)(b)	2.32	2.58

(a)	Includes annual dividend requirements of $12.6 million for the Monthly Income Preferred Securities (MIPS) per year for 2002 and prior. For 2003, only $6.3 million is included for the period January 1 – June 30. Effective July 1, 2003, MIPS dividends are included with interest on long-term debt due to the adoption of SFAS No. 150.

(b)	In order to achieve a ratio of earnings to fixed charges and preferred and preference stock dividend requirements of one to one, Total Earnings would need to increase by approximately $122 million.

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